CHICAGO STEAK COMPANY, INC.

Unaudited Financial Statements for the Years Ended December 31, 2017 & 2016

April 17, 2018

CHICAGO STEAK COMPANY, INC.
BALANCE SHEET
DECEMBER 31, 2017 & 2016

ASSETS

	2017	2016
CURRENT ASSETS		
Cash and cash equivalents	$ 943,353	1,065,990
Investments	-	66,290
Loan receivable, related party	1,700	1,700
TOTAL CURRENT ASSETS	945,053	1,133,980
NON-CURRENT ASSETS		
Property and equipment, net	174	290
TOTAL NON-CURRENT ASSETS	174	290
TOTAL ASSETS	**$ 945,227**	**$ 1,134,270**

LIABILITIES AND SHAREHOLDERS' EQUITY

	2017	2016
CURRENT LIABILITIES		
Accounts payable	$ 1,040,793	1,009,643
Accrued expenses	6,870	-
Payroll liabilities	1,090	-
Deferred Revenue	-	11,627
Note Payable	-	150,535
TOTAL CURRENT LIABILITIES	1,048,753	1,171,805
TOTAL LIABILITIES	1,048,753	1,171,805
SHAREHOLDERS' EQUITY		
Common Stock	72,164	72,164
Additional paid-in capital	340,312	428,346
Retained Earnings (Deficit)	(516,002)	(538,045)
TOTAL SHAREHOLDER'S EQUITY	(103,526)	(37,535)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 945,227**	**$ 1,134,270**

CHICAGO STEAK COMPANY, INC.
INCOME STATEMENT
FOR THE YEARS ENDING DECEMBER 31, 2018

	2017	2016
Operating Income		
Sales	$ 3,445,048	$ 2,771,462
Cost of Goods Sold	2,289,674	1,875,932
Gross Profit	1,155,374.08	895,530
Operating Expense		
General and Administrative	1,127,508	929,219
Net Income from Operations	27,865.78	(33,689)
Other Income (Expense)		
Interest Income	267	1,830
Unrealized gain (loss) on traiding securities	-	4,906
Misc. Expense	-	(1,600)
Interest Expense	(6,090)	(4,087)
Net Income	**$ 22,043**	**$ (32,641)**